UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

NewStar Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65251F105

(CUSIP Number)

Timothy J. Conway

c/o NewStar Financial, Inc.

500 Boylston Street, Suite 1250

Boston, MA 02116

(617) 848-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65251F105

1	NAMES OF REPORTING PERSON Timothy J. Conway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,537,164
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,537,164
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,537,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.01%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Based upon 49,442,083 shares of outstanding common stock on March 2, 2012, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 7, 2012.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share of NewStar Financial, Inc., a Delaware corporation (“NewStar” or “the Issuer”). NewStar’s principal executive offices are located at 500 Boylston Street, Suite 1250, Boston, MA 02116. NewStar’s telephone number is (617) 848-2500.

Item 2. Identity and Background

This Statement is filed by Timothy J. Conway (“Mr. Conway”, or the “Reporting Person”). Mr. Conway is an individual and citizen of the United States. Mr. Conway’s principal occupation is acting as the Chief Executive Officer and President of NewStar, and his business address is c/o NewStar Financial, Inc., 500 Boylston Street, Suite 1250, Boston, MA 02116.

During the last five years, Mr. Conway has not been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On January 18, 2012 Mr. Conway was deemed to be the beneficial owner of an additional 283,333 shares of NewStar common stock (the “Shares”) underlying an outstanding option award (the “Option”) because, as of that date, he was within 60 days of the March 18, 2012 vesting date for the Shares. The Option was granted by NewStar on March 18, 2009 as part of an option exchange program. Pursuant to its terms, the Option granted Mr. Conway the right to purchase 850,000 shares of NewStar common stock at an exercise price of $2.76 per share. The Option vested and became exercisable in three substantially equal installments on March 18, 2010, 2011 and 2012. The Option has a term of seven years and will expire to the extent it has not been exercised on March 16, 2016; Mr. Conway has not exercised any portion of the Option as of the date hereof.

Item 4. Purpose of the Transaction

Mr. Conway acquired the shares of NewStar common stock described in Item 5 of this Statement for investment purposes or as compensation from NewStar and not for the purpose or with the effect of changing or influencing the control of NewStar or in connection with or as a participant in any transaction having such purpose or effect.

Mr. Conway is the Chief Executive Officer and President and a director of NewStar. In these capacities, Mr. Conway takes and will continue to take an active role in NewStar’s management and strategic direction. Additionally, in his capacity as a stockholder of NewStar, Mr. Conway reviews and intends to continue to review, on an ongoing and continuing basis, his investment in NewStar. Depending upon the factors discussed below and subject to applicable law and in compliance with NewStar’s insider trading and other policies applicable to its executive officers, Mr. Conway may from time to time acquire additional securities of NewStar or sell or otherwise dispose of some or all of his securities of NewStar. Any transactions that Mr. Conway may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of NewStar, the financial condition, results of operations and prospects of NewStar, general economic, financial market and industry conditions, other investment and business opportunities available to Mr. Conway, tax considerations and other factors.

Other than as described above and other than in his capacity as a director or officer of NewStar, Mr. Conway currently has no plans or proposals that relate to or would result in any of the transactions involving NewStar described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Mr. Conway may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with his advisors, NewStar or other persons).

Item 5. Interest in Securities of the Issuer.

At the date hereof, Mr. Conway beneficially owns 2,537,164 shares of NewStar common stock, consisting of: (i) 871,954 shares of NewStar common stock owned directly, (ii) 125,000 shares of restricted NewStar common stock that vest in their entirety on December 11, 2012, (iii) 368,421 shares of restricted NewStar common stock that are subject to vesting on May 19, 2013 based on the achievement of certain performance milestones, (iv) 1,150,000 shares of NewStar common stock issuable upon exercise of currently exercisable options and (v) 21,789 shares of NewStar common stock issuable upon exercise of currently exercisable warrants, which collectively constitute approximately 5.01% of the shares of NewStar common stock outstanding on March 2, 2012. Mr. Conway has sole voting and dispositive power over all such shares.

The information set forth under Item 3 of this Statement is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference.

Except as disclosed in this Statement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the securities of NewStar regarding the transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2012	/s/ Timothy J. Conway
Timothy J. Conway